Exhibit 99.2

CAESARSTONE SDOT-YAM LTD.

SPECIAL GENERAL MEETING OF SHAREHOLDERS

July 30, 2015

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

I, the undersigned shareholder of Caesarstone Sdot-Yam Ltd. (the “Company”), do hereby nominate, constitute and appoint Yosef Shiran, Yair Averbuch and Michal Baumwald Oron, or any one of them, as my true and lawful attorneys, agents and proxies with full power of substitution for me and in my name, place and stead, to represent and vote all of the ordinary shares, par value NIS 0.04 per share, of the Company, held in my name on its books as of June 30, 2015 at the Special General Meeting of Shareholders (the “Meeting”) to be held on July 30, 2015 beginning at 5:00pm Israel time, at the offices of the Company at Kibbutz Sdot-Yam, MP Menashe 3780400, Israel, or at any adjournment or postponement thereof, on the following matters, which are more fully described in the Notice of Special General Meeting of Shareholders and Proxy Statement relating to the Meeting.

I hereby acknowledge receipt of the Notice of Special General Meeting of Shareholders and Proxy Statement.

This  Proxy,  when  properly  executed,  will  be  voted  in  the  manner  directed on the reverse side by the undersigned shareholder. If no direction is made, the Proxy will be voted “FOR” Proposals 1 through 4 (ii) provided that, as applicable, the presence or absence of “personal interest” and “control shareholding” are properly indicated on the reverse side by the undersigned shareholder. Should any other matter requiring a vote of the shareholders arise, the proxies named above are authorized to vote in accordance with their best judgment in the interest of the Company.  Any and all proxies given by the undersigned prior to this Proxy are hereby revoked.

(Continued and to be signed on the reverse side)

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

CAESARSTONE SDOT-YAM LTD.

July 30, 2015,
5 p.m. (Israel time)

Please sign, date and mail
   your proxy card in the
envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS A VOTE "FOR" EACH PROPOSAL  LISTED BELOW.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE   ☒

		FOR	AGAINST	ABSTAIN
1.	To approve an amended Service Agreement by and between Kibbutz Sdot-Yam, the Company’s controlling shareholder, and the Company for a three-year term, commencing as of the date of the Meeting.	☐	☐	☐
		YES	NO
	Do you have a personal interest in the approval of the resolution? (Please note: If you do not mark either Yes or No, your shares will not be voted for Item 1).	☐	☐
		FOR	AGAINST	ABSTAIN
2.
To approve an addendum to the Manpower Agreement by and between Kibbutz Sdot-Yam and the Company, with respect to the engagement of office holders affiliated with Kibbutz Sdot-Yam, and its renewal with respect thereto for an additional three-year term, commencing as of the date of the Meeting.
		☐	☐	☐
		YES	NO
	Do you have a personal interest in the approval of the resolution? (Please note: If you do not mark either Yes or No, your shares will not be voted for Item 2).	☐	☐
		FOR	AGAINST	ABSTAIN
3.	To approve the engagement and compensation terms of Mr. Giora Wegman, who is affiliated with Kibbutz Sdot-Yam, as the Company's Deputy Chief Executive Officer, for an interim period from March 22, 2015 through and until the date of the Meeting.	☐	☐	☐
		YES	NO
	Do you have a personal interest in the approval of the resolution? (Please note: If you do not mark either Yes or No, your shares will not be voted for Item 3).	☐	☐

4.	To approve amendments to the Company’s Compensation Policy, as described in the proxy statement:
		FOR	AGAINST	ABSTAIN
	(i) to eliminate the additional requirement of the affirmative vote of at least 75% of the directors then in office as provided in Sections 3.2 and 13.5 of the Company's Compensation Policy;	☐	☐	☐
		YES	NO

Are you a controlling shareholder in the Company or have a personal interest in the approval of the resolutions specified in item 4(i)? (Please note: If you do not mark either Yes or No, your shares will not be voted for Item 4(i)).
		☐	☐
		FOR	AGAINST	ABSTAIN
	(ii) to re-approve the terms and conditions for the renewal, extension and replacement of the directors’ and officers’ liability insurance policy of the Company.	☐	☐	☐
		YES	NO

Are you a controlling shareholder in the Company or have a personal interest in the approval of the resolutions specified in item 4(ii)? (Please note: If you do not mark either Yes or No, your shares will not be voted for Item 4(ii)).
		☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each holder should sign.   When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.